Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	2012	2011	2010	2009	2008
Income from continuing operations	$94,395	$99,563	$96,394	$91,368	$84,106
Interest expense	20,618	5,455	3,534	3,552	3,952

Earnings from continuing operations available to cover fixed charges	$115,013	$105,018	$99,928	$94,920	$88,058

Fixed charges (1)	$20,618	$5,455	$3,534	$3,552	$3,952
Preferred stock dividends	69,136	41,799	46,214	17,440	46,630
Preferred partnership distributions	323	(6,991)	5,103	(2,569)	7,007

Combined fixed charges and preferred distributions	$90,077	$40,263	$54,851	$18,423	$57,589

Ratio of earnings from continuing operations to fixed charges	5.6	19.3	28.3	26.7	22.3

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.3	2.6	1.8	5.2	1.5

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2012	2011	2010	2009	2008
FFO	$134,472	$149,797	$124,420	$163,074	$131,558
Interest expense	20,618	5,455	3,534	3,552	3,952
Net income allocable to noncontrolling interests — preferred units	323	(6,991)	5,103	(2,569)	7,007
Preferred stock dividends	69,136	41,799	46,214	17,440	46,630

FFO available to cover fixed charges	$224,549	$190,060	$179,271	$181,497	$189,147

Fixed charges (1)	$20,618	$5,455	$3,534	$3,552	$3,952
Preferred stock dividends (2)	51,969	41,799	42,730	44,662	50,858
Preferred partnership distributions (2)	174	398	4,521	5,848	7,007

Combined fixed charges and preferred distributions paid	$72,761	$47,652	$50,785	$54,062	$61,817

Ratio of adjusted FFO to fixed charges	10.9	34.8	50.7	51.1	47.9

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.1	4.0	3.5	3.4	3.1

(1)	Fixed charges include interest expense.

(2)	Excludes the charge for the issuance costs related to the redemption/repurchase of preferred equity and the gain on the repurchase of preferred equity.